SHINER INTERNATIONAL, INC.
19/F, Didu Building, Pearl River Plaza,
No. 2 North Longkun Road
Haikou, Hainan Province, China 570125

July 23, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Ladies and Gentlemen:

Pursuant to your letter, dated July 10, 2009, Shiner International, Inc. (the "Company"), hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

2.
Securities and Exchange Commission ("Commission") staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SHINER INTERNATIONAL, INC.

By:	/s/ Jian Fu
Jian Fu
Chief Executive Officer